HIGH POINT RESOURCES INC.
consolidated balance sheets

($, unaudited)	June 30, 2005	December 31, 2004

ASSETS

Current
Accounts receivable	9,291,852	9,951,298
Prepaid expenses and deposits	725,026	678,580

	10,016,878	10,629,878

Goodwill	14,674,423	14,674,423

Property and equipment (note 3)	193,185,710	168,059,132

	217,877,011	193,363,433

LIABILITIES

Current
Bank indebtedness	4,174,642	131,433
Accounts payable and accrued liabilities	18,496,069	22,502,551
Short-term debt (note 2)	15,000,000	—
Bank debt (note 2)	54,000,000	50,000,000

	91,670,711	72,633,984

Asset retirement obligation (note 4)	1,808,918	1,793,436

Future tax liability	34,371,765	30,631,057

	127,851,394	105,058,477

Commitments (note 6)

SHAREHOLDERS’ EQUITY

Share capital (note 5)	89,389,905	91,151,899
Contributed surplus (note 5 (iii))	1,771,482	1,559,609
Deficit	(1,135,770)	(4,406,552)

	90,025,617	88,304,956

	217,877,011	193,363,433

See accompanying notes.
Approved by the Board,

Director	Director
SECOND QUARTER REPORT 16

SECOND QUARTER REPORT
consolidated statements of operations and deficit

	Three months	Three months ended	Six months ended	Six months ended
($, unaudited)	ended June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

REVENUE
Petroleum and natural gas	14,070,881	11,791,479	26,021,190	21,555,863
Royalties, net of ARTC	(2,693,553)	(3,543,098)	(4,936,651)	(6,134,025)
Transportation expense	(508,764)	(566,084)	(1,101,280)	(1,090,845)

Petroleum and natural gas sales, net of royalties and transportation	10,868,564	7,682,297	19,983,259	14,330,993
Other income	1,708	2,234	2,346	11,080

	10,870,272	7,684,531	19,985,605	14,342,073

EXPENSES
Operating	1,114,156	1,062,299	2,311,851	2,016,929
Asset retirement accretion (note 4)	28,199	28,149	59,058	58,825
General and administration	892,162	708,488	1,706,292	1,161,512
Stock-based compensation (note 5 (iii))	176,380	91,891	371,428	229,425
Depletion and depreciation	4,817,362	4,257,539	9,212,626	8,622,300
Interest and other financing charges (note 2)	1,112,817	563,105	1,802,203	1,120,394
Accretion on debentures	—	—	—	20,508

	8,141,076	6,711,471	15,463,458	13,229,893

EARNINGS BEFORE INCOME TAXES	2,729,196	973,060	4,522,147	1,112,180

PROVISION FOR (RECOVERY OF) INCOME TAXES
Current	(69,723)	(54,507)	(18,273)	20,493
Future	504,062	1,326,096	1,269,638	69,124

NET EARNINGS (LOSS)	2,294,857	(298,529)	3,270,782	1,022,563

DEFICIT, BEGINNING OF PERIOD	(3,430,627)	(6,101,136)	(4,406,552)	(6,466,913)

Retroactive application of change in accounting policy (note 5 (iii))	—	—	—	(955,315)

DEFICIT, END OF PERIOD	(1,135,770)	(6,399,665)	(1,135,770)	(6,399,665)

NET EARNINGS PER SHARE (basic and diluted)	0.03	(0.00)	0.04	0.01

See accompanying notes.
17 HIGH POINT RESOURCES INC.

HIGH POINT RESOURCES INC.
consolidated statements of cash flows

	Three months	Three months ended	Six months ended	Six months ended
($, unaudited)	ended June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Cash provided by (used in):

OPERATING ACTIVITIES
Net earnings (loss)	2,294,857	(298,529)	3,270,782	1,022,563
Add items not requiring cash:
Depletion and depreciation	4,817,362	4,257,539	9,212,626	8,622,300
Future income taxes	504,062	1,326,096	1,269,638	69,124
Accretion on debentures	—	—	—	20,508
Asset retirement accretion (note 4)	28,199	28,149	59,058	58,825
Stock-based compensation (note 5 (iii))	176,380	91,891	371,428	229,425

FUNDS FROM OPERATIONS	7,820,860	5,405,146	14,183,532	10,022,745
Change in non-cash working capital relating to operating activities	100,959	2,012,046	(390,145)	1,433,752

	7,921,819	7,417,192	13,793,387	11,456,497

FINANCING ACTIVITIES
Increase (decrease) in bank debt	—	(5,000,000)	4,000,000	—
Issue of common shares	495,520	14,095,177	549,521	14,260,337
Increase in short-term debt	—	—	15,000,000	5,000,000

	495,520	9,095,177	19,549,521	19,260,337

INVESTING ACTIVITIES
Additions to property and equipment	(10,189,750)	(6,212,868)	(37,343,309)	(31,397,716)
Asset retirement obligations settled	—	(134,912)		(158,220)
Proceeds on sale of oil and gas properties (note 3)	295,000	—	2,960,529	1,086,623
Change in non-cash working capital related to investing activities	(7,646,548)	(6,166,335)	(3,003,337)	(2,631,559)

	(17,541,298)	(12,514,115)	(37,386,117)	(33,100,872)

INCREASE (DECREASE) IN CASH	(9,123,959)	3,998,254	(4,043,209)	(2,384,038)

CASH (BANK INDEBTEDNESS), BEGINNING OF PERIOD	4,949,317	(4,233,314)	(131,433)	2,148,978

BANK INDEBTEDNESS, END OF PERIOD	(4,174,642)	(235,060)	(4,174,642)	(235,060)

SUPPLEMENTARY INFORMATION
Cash interest paid	1,112,817	563,105	1,802,203	1,120,394
Cash taxes paid (recovered)	(69,723)	(54,507)	(18,273)	20,493

See accompanying notes.
SECOND QUARTER REPORT     18

SECOND QUARTER REPORT
notes to the consolidated financial statements
1. ACCOUNTING POLICIES
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (‘GAAP’), and follow the same accounting policies as for the financial statements for the fiscal year ended December 31, 2004. These notes are incremental to, and should be read in conjunction with, the audited financial statements for the year ended December 31, 2004.
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.
2. LOANS
At June 30, 2005, the Corporation has a revolving term credit facility with a Canadian chartered bank. The facility consists of two parts, Part A is for $54,000,000 with interest at the bank’s prime rate plus 0.25%, and Part B is for an additional $6,000,000 with interest at the bank’s prime rate plus 1.25%. Collateral for the facility consists of a demand debenture for $100,000,000 secured by a first floating charge over all assets. At June 30, 2005 the Corporation was not in compliance with a banking covenant relating to the aging of trade payables. The Corporation has received a letter from the bank, agreeing to waive this default until August 31, 2005. At June 30, 2005, $54,000,000 was drawn against the credit facility.
On December 2, 2004 a new standby ‘Secured Development Bridge Facility’ was set up with a Canadian lending corporation. The facility would allow for up to two drawdowns before March 31, 2005 for a minimum of $7,500,000 on the first drawdown, and to a maximum of $15,000,000 combined. Interest is to be paid at bank prime plus 3.25%. At June 30, 2005 the Corporation was not in compliance with a covenant in the facility relating to the maintenance of minimum working capital. The Corporation has received a letter from the lending corporation, agreeing to waive the default for the period ending June 30, 2005. As of June 30, 2005, $15,000,000 was drawn against this credit facility.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Interest	826,833	506,145	1,397,019	1,013,431
Financing charges	285,984	56,960	405,184	106,963

Interest and other financing charges	1,112,817	563,105	1,802,203	1,120,394

3. PROPERTY AND EQUIPMENT
Effective January 28, 2004, the Corporation sold its interest at Wembley, Alberta and other minor interests for net proceeds of $1,086,623.
Effective March 31, 2005, the Corporation sold its interest at Medicine Lodge, Alberta and other minor interests for net proceeds of $2,665,529. A further minor interest at Ferrier, Alberta was sold on June 29, 2005 for proceeds of $295,000.
At June 30, 2005, carrying costs of $13,587,112 (2004 — $8,526,188) related to unproven properties have been excluded from the depletion calculation.
At June 30, 2005, property, plant and equipment includes costs of $1,451,405 related to the asset retirement obligation (net of depletion).
19     HIGH POINT RESOURCES INC.

HIGH POINT RESOURCES INC.
notes to the consolidated financial statements
4. ASSET RETIREMENT OBLIGATION
The Corporation’s asset retirement obligations result from net ownership interests in oil and gas assets. The total estimated undiscounted cash flows required to settle these asset retirement obligations is approximately $4.3 million which will be incurred between 2005 and 2025. Accredit adjusted risk free rate of 6.75% and an inflation rate of 1.6% were used to calculate the fair value of the obligation.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Balance-beginning of period	1,859,532	1,834,962	1,793,436	1,521,265
Liabilities incurred (net of disposals)	(78,813)	42,917	(43,576)	349,246
Accretion expense	28,199	28,149	59,058	58,825
Liabilities settled	—	(134,912)	—	(158,220)

Balance-end of period	1,808,918	1,771,116	1,808,918	1,771,116

5. SHARE CAPITAL
Authorized
Unlimited number of voting common shares with no par value.
Unlimited number of non-voting preferred shares issuable in series.
Issued and outstanding common shares

	Number of shares	Amount ($)

Balance at December 31, 2004	79,386,196	91,151,899
Tax benefits renounced on flow-through shares (i)		(2,471,070)
Issued for cash on exercise of stock options	60,001	54,001
Stock-based compensation expense (iii)		48,966
Balance at March 31, 2005	79,446,197	88,783,796
Issued for cash on exercise of stock options	346,334	495,520
Stock-based compensation expense (iii)		110,589

Balance at June 30, 2005	79,792,531	89,389,905

(i) In May 2004, the Corporation issued 3,870,000 common shares at $1.95 per share for proceeds of $7,546,500 and 3,000,000 flow-through shares at $2.50 per share for proceeds of $7,500,000.
The Corporation renounced $150,000 to the shareholders at June 30, 2004, and $7,350,000 in January 2005 having expended $6,300,000 in exploratory costs relating to this issue by December 31, 2004, and under the ‘look back’ provision governing flow-through shares, expended the balance of $1,200,000 in the first quarter of 2005. The taxable benefit renounced by the Corporation in the first quarter of 2005 was $2,471,070 at current tax rates.
(ii) Interest free loans were issued by the Corporation in 2001 and 2002 to certain officers for the purpose of purchasing shares of the Corporation. The loans are evidenced by promissory notes and the shares are pledged to the Corporation as collateral. The shares are being held in trust, to be released as the loans are repaid. At June 30, 2005, $555,000 remains outstanding. The market value of the shares held as collateral at June 30, 2005 was $1,157,083.
(iii) The Corporation adopted a new accounting policy with respect to stock based compensation in 2004. The effect on contributed surplus at January 1, 2004 for retroactively adopting the standard without restatement of prior periods was $955,315. The stock based compensation expense for 2004 was $604,294 and was applied to contributed surplus for a balance at December 31, 2004 of $1,559,609.
SECOND QUARTER REPORT      20

SECOND QUARTER REPORT
notes to the consolidated financial statements
In the first six months of 2005 an adjustment to contributed surplus of ($159,555) was recognized with regard to stock options exercised with the offset to share capital. First half stock-based compensation expense of $371,428 was applied to contributed surplus for a balance of $1,771,482 at June 30, 2005.

		Weighted average
Options	Number of shares	exercise price ($)

Outstanding, December 31, 2004	5,357,334	1.50
Granted	—	—
Exercised	(406,335)	1.35
Expired	—	—

Outstanding, June 30, 2005	4,950,999	1.51

6. FINANCIAL INSTRUMENTS

Gas Hedging Period	Volume hedged	AECO price

Apr. 1, 2004-Oct 31, 2005	6,000 GJ/day (5.7 mmcf/d)	$6.95/GJ ($7.30/mcf)
Apr. 1, 2004-Oct 31, 2005	3,000 GJ/day (2.9 mmcf/d)	$6.82/GJ ($7.16/mcf)
Nov. 1, 2005-Mar. 31, 2006	3,000 GJ/day (2.9 mmcf/d)	$8.01/GJ ($8.41/mcf)
Nov. 1, 2005-Mar. 31, 2006	3,000 GJ/day (2.9 mmcf/d)	$8.32/GJ ($8.74/mcf)
Nov. 1, 2005-Mar. 31, 2006	2,000 GJ/day (1.9 mmcf/d)	$8.85/GJ ($9.30/mcf)

The estimated fair value of the Corporation’s commodity hedging contracts at June 30, 2005 was ($435,020), being the amount of the Corporation’s unrealized loss on the balance of the hedging contracts.
7. SUBSEQUENT EVENTS
The Corporation has entered into a definitive agreement with subsidiaries of Enterra Energy Trust (“Enterra”) whereby a subsidiary of Enterra will acquire all the issued and outstanding common shares of the Corporation. The acquisition is to be completed by way of a plan of arrangement under the Business Corporation’s Act (Alberta), pursuant to which shareholders of the Corporation will be entitled to receive, for each common share of the Corporation, either: (i) 0.105 of a trust unit (“Trust Unit”) of Enterra (which will receive monthly cash distributions); or (ii) 0.105 of an exchangeable share (the “Exchangeable Share”) (the exchange ratio of which will be adjusted on a monthly basis in lieu of cash distributions to unitholders) of the acquirer, Rocky Mountain Acquisition Corp. (a subsidiary of Enterra), such shares being exchangeable into Trust Units of Enterra, subject to a maximum of 2,500,000 Exchangeable Shares being issued. Completion of the Arrangement is subject to certain conditions, including approval of not less than 66 2/3% of votes cast by shareholders.
A meeting of the shareholders of the Corporation to vote on the proposal is scheduled for August 16, 2005, with closing of the transaction expected shortly thereafter.
21      HIGH POINT RESOURCES INC.